SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934

                                Amendment No.: 1

                   Name of Issuer: NPS Pharmaceuticals, Inc.

                   Title of Class of Securities: Common Stock

                            CUSIP Number: 62936P103



            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          / /  Rule 13d-1(b)
          /X/  Rule 13d-1(c)
          / /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 62936P103

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Stuart T. Weisbrod

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only


4.  Citizenship or Place of Organization

    United States

Number of Shares Beneficially Owned by Each Reporting Person With:

     5.   Sole Voting Power:

               55,000

     6.   Shared Voting Power:

               1,650,400

     7.   Sole Dispositive Power:

               55,000

     8.   Shared Dispositive Power:

               1,650,400

9.  Aggregate Amount Beneficially Owned by Each Reporting Person

               1,705,400

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares


11. Percent of Class Represented by Amount in Row (9)

               6.81%

12. Type of Reporting Person

               IN

CUSIP Number: 62936P103

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

          Merlin BioMed Investment Advisors, L.L.C.

2.  Check the Appropriate Box if a Member of a Group

          a.
          b.  X

3.  SEC Use Only


4.  Citizenship or Place of Organization

    Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

     5.   Sole Voting Power:


     6.   Shared Voting Power:

               1,139,200

     7.   Sole Dispositive Power:

     8.  Shared Dispositive Power:

               1,139,200

9.  Aggregate Amount Beneficially Owned by Each Reporting Person

               1,139,200

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

11. Percent of Class Represented by Amount in Row (9)

               4.55%

12. Type of Reporting Person

               IA

CUSIP Number: 62936P103

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

          Merlin BioMed Group, L.L.C.

2.  Check the Appropriate Box if a Member of a Group

          a.
          b.  X

3.  SEC Use Only


4.  Citizenship or Place of Organization

    Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

     5.   Sole Voting Power:


     6.   Shared Voting Power:

               511,200

     7.   Sole Dispositive Power:

     8.   Shared Dispositive Power:

               511,200

9.  Aggregate Amount Beneficially Owned by Each Reporting Person

               511,200

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares


11. Percent of Class Represented by Amount in Row (9)

               2.04%

12. Type of Reporting Person

               CO

Item 1(a) Name of Issuer:  NPS Pharmaceuticals, Inc.

      (b) Address of Issuer's Principal Executive Offices:

              420 Chipeta Way, Suite 240
              Salt Lake City, UT 84108-1256

Item 2(a) - (c).  Name, Principal Business Address, and
Citizenship of Persons Filing:

          Stuart T. Weisbrod ("SW")
          Merlin BioMed Investment Advisors, L.L.C. ("MBIA")
          Merlin BioMed Group, L.L.C. ("MBG")

          230 Park Avenue, Suite 928
          New York, New York 10169

          Stuart T. Weisbrod is a citizen of the United
          States.

          Merlin BioMed Investment Advisors, L.L.C. is a
          Delaware limited liability company.

          Merlin BioMed Group, L.L.C. is a Delaware limited liability company.

    (d)   Title of Class of Securities:  Common Stock

    (e)   CUSIP Number:  62936P103

Item 3. If this statement is filed pursuant to Rule 13d-1(b)(1) or 13d-2(b) or
(c) check whether the person filing is:

    (a) / / Broker or dealer registered under Section 15 of the Act,

    (b)  / / Bank as defined in Section 3(a)(6) of the Act,

    (c)  / / Insurance Company as defined in
             Section 3(a)(19) of the Act,

    (d) / / Investment Company registered under Section 8 of the Investment Company Act,

    (e) / / Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

    (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
             Retirement Income Security Act of 1974 or
             Endowment Fund,

    (g)  / / Parent Holding Company, in accordance with Rule
             13d-1(b)(ii)(G),

    (h) / / Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

    (i) / / Church plan excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,

    (j)  / / Group, in accordance with Rule 13d-
             1(b)(1)(ii)(H).

If this statement is filed pursuant to Rule 13d-1(c), check this box. / X /

 Item 4. Ownership.

         (a) Amount Beneficially Owned:  SW - 1,705,400
             shares; MBIA - 1,139,200 shares; MBG - 511,200
             shares of Common Stock (the "Shares").

         (b) Percent of Class: SW - 6.81%; MBIA - 4.55%; MBG - 2.04%;

         (c) SW - 1,650,400 shares with shared power to vote or to direct the vote; 55,000 shares with sole power to vote or to direct the vote; 1,650,400 shares with shared power to dispose or to direct the disposition of; 55,000 shares with the sole power to dispose or to direct the disposition of


             MBIA - 1,139,200 shares with shared power to vote or to direct the vote; 0 shares with sole power to vote or to direct the vote; 1,139,200 shares with shared power to dispose or to direct the disposition of; 0 shares with the sole power to dispose or to direct the disposition of

             MBG - 511,200 shares with shared power to vote or to direct the vote; 0 shares with sole power to vote or to direct the vote; 511,200 shares with shared power to dispose or to direct the disposition of; 0 shares with the sole power to dispose or to direct the disposition of

Item 5.  Ownership of Five Percent or Less of a Class.

         N/A

Item 6.  Ownership of More than Five Percent on Behalf of
         Another Person.

         N/A

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported by the
         Parent Holding Company.

         N/A

Item 8.  Identification and Classification of Members of the
         Group.

         N/A

Item 9.  Notice of Dissolution of the Group.

         N/A

Item 10.

    Certification for Rule 13d-1(c): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

    /s/ Stuart T. Weisbrod
    ----------------------------
    By: Stuart T. Weisbrod

    MERLIN BIOMED INVESTMENT ADVISORS, L.L.C.

    /s/ Stuart T. Weisbrod
    -------------------------
    By: Stuart T. Weisbrod, Managing Member

    MERLIN BIOMED GROUP, L.L.C.

    /s/ Stuart T. Weisbrod
    -------------------------
    By: Stuart T. Weisbrod, Managing Member


    Date: February 5, 2001

                                    AGREEMENT


      The undersigned agree that this Schedule 13G dated February 5, 2001 relating to the Common Stock of NPS Pharmaceuticals,Inc. shall be filed on behalf of the undersigned.


                             /s/ Stuart T. Weisbrod
                             --------------------
                             By: Stuart T. Weisbrod

                             MERLIN BIOMED INVESTMENT
                              ADVISORS, L.L.C.

                             /s/ Stuart T. Weisbrod
                             -----------------------------
                             By: Stuart T. Weisbrod,
                                 Managing Member

                             MERLIN BIOMED GROUP, L.L.C.

                             /s/ Stuart T. Weisbrod
                             -----------------------------
                             By: Stuart T. Weisbrod,
                                 Managing Member